Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

Subject Company: Banknorth Group, Inc.
Commission File No.: 001-31251

     This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” “and other similar expressions. Such statements are based upon the current beliefs and expectations of The Toronto-Dominion Bank’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.’s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause The Toronto-Dominion Bank’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the Annual Report on Form 40-F of The Toronto-Dominion Bank for the year ended October 31, 2004 and the Annual Report on Form 10-K of Banknorth Group, Inc. for the year ended December 31, 2003 and other documents filed by The Toronto-Dominion Bank and Banknorth Group, Inc.’s with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

     This communication is being made in respect of the proposed merger transaction involving the acquisition by The Toronto-Dominion Bank of approximately 51% of the outstanding common stock of Banknorth Delaware Inc., a wholly-owned subsidiary of Banknorth Group, Inc. In connection with the proposed transaction, The Toronto-Dominion Bank and Banknorth Delaware Inc. filed a combined registration statement on Form F-4 and S-4 containing the definitive proxy statement/prospectus for the shareholders of Banknorth Group, Inc. with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the definitive proxy statement/prospectus regarding the transaction, as well as any other relevant documents carefully and in their entirety because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to The Toronto-Dominion Bank , c/o TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030, or to Banknorth Group, Inc., Two Portland Square, P.O. Box 9540, Portland, ME 04112-9540, Attention: Investor Relations (207) 761-8517.

     The Toronto-Dominion Bank, Banknorth Group, Inc. and Banknorth Delaware Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-

Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2004, which was filed with the Securities and Exchange Commission on December 13, 2004, its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and the above-referenced Registration Statement on Form S-4/F-4, which was filed with the Securities and Exchange Commission on October 4, 2004 and amended on November 16, 2004, December 17, 2004 and January 11, 2005. Information regarding Banknorth Group, Inc.’s and Banknorth Delaware Inc.’s directors and executive officers are available in Banknorth Group’s proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004, and in the above-referenced Registration Statement on Form S-4/F-4. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form S-4/F-4, and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

***

The following is a transcript of a panel discussion at the RBC Capital Markets Canadian Bank CEO Conference that is going to be available on The Toronto-Dominion Bank’s website.

RBC Capital Markets Canadian Bank CEO Conference
Panel Discussion

TRANSCRIPT OF PANEL DISCUSSION
RBC CAPITAL MARKETS
CANADIAN BANK CEO CONFERENCE

JANUARY 19, 2005

(CHECK AGAINST DELIVERY)

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” “and other similar expressions. Such statements are based upon the current beliefs and expectations of The Toronto-Dominion Bank’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.’s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause The Toronto-Dominion Bank’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the Annual Report on Form 40-F of The Toronto-Dominion Bank for the year ended October 31, 2004 and the Annual Report on Form 10-K of Banknorth Group, Inc. for the year ended December 31, 2003 and other documents filed by The Toronto-Dominion Bank and Banknorth Group, Inc.’s with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

This communication is being made in respect of the proposed merger transaction involving the acquisition by The Toronto-Dominion Bank of approximately 51% of the outstanding common stock of Banknorth Delaware Inc., a wholly-owned subsidiary of Banknorth Group, Inc. In connection with the proposed transaction, The Toronto-Dominion Bank and Banknorth Delaware Inc. filed a combined registration statement on Form F-4 and S-4 containing the definitive proxy statement/prospectus for the shareholders of Banknorth Group, Inc. with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the definitive proxy statement/prospectus regarding the transaction, as well as any other relevant documents carefully and in their entirety because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to The Toronto-Dominion Bank , c/o TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030, or to Banknorth Group, Inc., Two Portland Square, P.O. Box 9540, Portland, ME 04112-9540, Attention: Investor Relations (207) 761-8517.

The Toronto-Dominion Bank, Banknorth Group, Inc. and Banknorth Delaware Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2004, which was filed with the Securities and Exchange Commission on December 13, 2004, its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and the above-referenced Registration Statement on Form S-4/F-4, which was filed with the Securities and Exchange Commission on October 4, 2004 and amended on November 16, 2004, December 17, 2004 and January 11, 2005. Information regarding Banknorth Group, Inc.’s and Banknorth Delaware Inc.’s directors and executive officers are available in Banknorth Group’s proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004, and in the above-referenced Registration Statement on Form S-4/F-4 . Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form S-4/F-4, and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

PARTICIPANTS

Ed Clark	TD Bank Financial Group – President & CEO
Rick Waugh	Scotiabank Group – President & CEO
Gord Nixon	RBC Financial Group – President & CEO

QUESTION AND ANSWER

Jamie Keating, RBC Capital Markets – Analyst

Well, hello again. We’re about ready to commence with the final panel discussion for this morning. A number of questions have come in from the floor, so I thank you for that. Thankfully, a couple of them are very close in content, so we’ll be able to cover them all sufficiently here.

Before we begin the panel discussion, which will last, I’m estimating, about 25 minutes or so, I’d like to remind you we are going to pick up with our lunch panel, the formal part of which, at the lunch, will commence around 1:00 p.m. for webcast purposes.

It will consist of the CEO of RBT Centura, Scott Custer, and the CEO of Harris Bankcorp, Frank Techar. I have not seen if Frank has arrived yet. With the weather, I was a little worried this morning that we may not see him. So, we’ll work out that detail if he’s not here yet, but looking forward to that. I also have a number of questions that also apply to the lunch panel from the floor, so I thank you for that.

Gentlemen, if I can begin. As I say, we’ll try to keep this to about 25 minutes and if one of your colleagues has answered the question and you feel it’s fulfilled the perimeters of the question, feel free to just pass on the question as we work our way around these.

Onw of the lead-off questions I’d like to ask of you, I asked of the prior panel. It was in the spirit of what’s keeping you awake this year versus last year, if you wouldn’t mind. Can you identify what singular risk you and/or the board are kind of focused on going into ’05, if there is one.

Who would like to start with that?

Ed Clark, TD Bank Financial Group – President and CEO

I’ll start, if you want. I think we’ve identified – we have two risks that I think, with one particular to us and that would be executing our Banknorth strategy. If you take a look at our institution, at what’s changed, that’s the biggest shift and so I think the board would sit there and say making sure that you execute that strategy correct has to be clearly the number one area of focus.

I’d say, in a more generic sense, I think we’re all worried about where the Canadian dollar will ultimately play out here and what the implication for our client base is of that. We probably haven’t seen all the effects of the Canadian dollar yet, there are lagged effects. And so, we’re worried about what they ultimately will be, but equally whether or not the Canadian dollar will stay where it is or go to higher heights.

Gord Nixon, RBC Financial Group – President & CEO

Yes, I would just – I think what’s different from RBC’s perspective relative to where we were last year is what I talked about in the presentation. With the client first initiative, you know we’ve built some pretty high expectations into the execution of that initiative and it’s something that both management and our board are going to be monitoring and watching very carefully.

I think, from a macro perspective all of the operational risks that we faced over the last number of years continue to be out there, but I think from an overall industry perspective, economic performance and the credit cycle is something that we’ll continue to watch very carefully. I mean, we’ve come through a very positive credit environment and it continues to be that way. But whether that’s sustainable, long-term, and for how long I think remains to be seen and that’s something that I think, from an industry perspective, will have to be watched very carefully. And you certainly see the impact of a turn in the credit cycle when you look back historically, in terms of the more challenging years, and it’s been very strong recently.

Rick Waugh, Scotiabank Group — President & CEO

I don’t think I can really add too much. I think it’s all been covered off. The only thing that really keeps me awake at night is what I don’t know and the risks I can’t control. And I would say, and Ed mentioned the Canadian dollar, and it’s obviously important for our bank and we can do some mitigation, but it’s really beyond the – and the variability – what is the range – 75-90 cents? So, it’s hard for us and I know it’s hard for a lot of our customers to manage that. So, the Canadian dollar is an issue, and that’s created some variability for us.

Jamie Keating, RBC Capital Markets – Analyst

Thank you. Excess capital is one of the key themes of this conference – thematic perspective. The question I have is why, in this environment of bulging regulatory capital ratios and in an environment where business segments seem to hold higher growth prospects, but don’t have a large capital usage portion to them, why are dividend payout ratios not going up again over the next year?

Rick Waugh, Scotiabank Group – President & CEO

Never tell a banker he’s got excess capital.

Ed Clark, TD Bank Financial Group – President and CEO

Give it away. Give it away. Give it away.

Rick Waugh, Scotiabank Group – President & CEO

Strong capital – strong capital. First of all, in particular, dividends – we all, I think, believe in dividends. We’ve increased our payout ratio. We’ve done two dividend increases a year, more recently, and we will continue to do that. But we still believe that there are opportunities for growth out there and both generically, cap ex, technology and what have you that always take money. But I think there are opportunities out there. The timing of these opportunities is totally unpredictable. That’s why you need to have the capital available to react.

I think with us, we take a balanced approach, growing first because we have a strong return on capital – 20% — and we have lots of opportunities, both acquisition-wise and organically, that will be growth. Then we will look at dividends and we’ll take care, on share buybacks, for our dilution. So we intend to always maintain strong capital because that helps us in opportunities.

Gord Nixon, RBC Financial Group – President & CEO

But I mean, I think we’ve all increased our dividend payout ratios to – currently, to a 40-50% range, which is a pretty significant increase over the last number of years. In addition to that, we’ve all had share buyback programs and continue to deploy capital in terms of repatriating it to our shareholders through those two mechanisms and I think we want to try to find the right balance.

The only thing, the point that I would emphasize because I think Rick said it very well, is that there’s three ways to utilize capital – repatriate it your shareholders, make investments and to grow your businesses. And I think the analyst community tends to focus on repatriation and investments. We had some reasonably good asset growth last year across all of our business. Not just the lending businesses, but some of our securities businesses and wealth management businesses, etc. So, as we look at our plans going forward, we don’t just look at investments and dividends and share buybacks. We also look at how we can grow our existing businesses and if we can grow those businesses effectively, it utilizes capital. Hopefully, it generates a good return on that capital, but it utilizes capital.

Ed Clark, TD Bank Financial Group – President and CEO

I guess I would just comment, that I think implicitly, Canadian banks are rejecting, by and large, the Australian model. I think that’s because all of us believe that from Canada, we can get ourselves where we’re not just trapped in Canada. And that there are different strategies to try to do that and it doesn’t mean that, I don’t think, the locus of our profit power isn’t still going to be in Canada for a long time to come. But I think we don’t feel so trapped that we have to go all the way to the Australian model.

And so, I think the banks are going to line up on the range at which they try to be at any one time and partly that’s opportunistically driven as well as philosophically driven. Certainly, in our case, as I made clear, I mean, we’re clearly at one end of the range here where, for the moment, we think we can reinvest our excess capital – either buying back our shares or buying Banknorth, greater ownership in Banknorth or supporting Bank North in acquisitions that, after synergies all at about the same P/E. And so, that gives us real optionality of what to do with our excess capital.

Jamie Keating, RBC Capital Markets – Analyst

We’re giving you a good segue into my next question, which has come from the floor a couple of directions. And it relates to organic growth or perhaps new markets in Canada, specifically sub-prime or expanding the credit spectrum within Canada. Ed commented on unsecured loan growth as being a priority in his presentation. I think Gord has commented on corporate and commercial loans as being an area where they may be focusing on developing at the – or excuse me, the wholesale business.

Could you give us your opinion on the prospects for an expansion in the credit spectrum, specifically moving into sub-prime in Canada and whether that holds promise for organic growth going forward?

Ed Clark, TD Bank Financial Group – President and CEO

Do you want to start?

Gord Nixon, RBC Financial Group – President & CEO

Yes. No, I think if you look at RBC’s strategy and what we’re attempting to do going forward, expanding significantly in the sub-prime market is just not a top priority at this juncture for the organization. If you look at the asset growth that we’re generating, we’re continuing to focus on those client segments that we think we’ve got a natural competitive advantage on, ones that we can cross-sell a lot of our higher margin products into and so forth. So, is it an opportunity for the overall market? It is to a degree, but it’s not a top priority for the organization.

Ed Clark, TD Bank Financial Group – President and CEO

We would be even further along the spectrum because, as you know, we’re behind in terms of the other banks, in terms of our unsecured lending platform. I don’t see that being fully operational until 2006. We’re just trying to catch up to where all these big guys already are. We’re certainly not heading off into the sub-prime business.

Rick Waugh, Scotiabank Group – President & CEO

On the credit spectrum, we have – actually, a growing product is one that is secured. And so, our portfolios are actually tending to be more secured or whatever. But we don’t really look at it as a secured or unsecured market. We look at it as a risk of return and how we match up. For us and our risk, I think the one area we’ve got to do better in is in small business and commercial.

I think on retail we’re pretty satisfied on the risk spectrum and – risk return spectrum because that’s how we look at it. And we don’t even have the definition in our bank of sub-prime, in terms of it is much more holistic anyhow. I think in the small business and whatever, but I think that that’s not all that much of a risk business. It’s just we have to get out there a little bit more and give these guys more competition in that area.

Jamie Keating, RBC Capital Markets – Analyst

Thank you. It sounds like three resounding no’s. Another ...

Ed Clark, TD Bank Financial Group – President and CEO

I hope the other panel was more aggressive ...

Rick Waugh, Scotiabank Group – President & CEO

Let them take the risk.

Jamie Keating, RBC Capital Markets – Analyst

I have a question here on corporate credit spreads and/or the expansion of corporate and commercial credit here. We seem to be at a relative or an absolute low in terms of where these credit spreads are. Demand for the product continues to be overwhelming, I think, from the investors’ side. What’s your view on where this is going? Do we have an extended period of good times in credit spreads? And what do you see happening to the appetite out there, from a banking perspective – I’m talking separate from institutions themselves – in the arena of corporate credit?

Ed Clark, TD Bank Financial Group – President and CEO

Well, I can start off on the – I guess we’ve taken a fairly clear view on this. I think as long as the rate environment – I think it all ties up into the macroeconomic environment. I mean, we see the search for yield particularly driven by the hedge fund as a major factor in pulling credit spreads. I think it is linked to where you see, eventually, the U.S. going and whether you see what kind of adjustment process you see for the U.S. But I think you could go – you have obviously gone a fairly long period of time where the flow of funds into the hedge funds continue every time the markets want to widen out credit spreads to bring those spreads back in.

In one sense, that’s been great for us because it’s let us get rid of quite a bit of loans off our balance sheet. And so, I think it accounts for all the banks. Improved ROI in wholesale business is essentially coming because they’re shedding assets and shedding the risk and the capital that’s required for that. In our particular case, we went further and so we’ve been major buyers of credit protection.

And so, we’ve taken a position in that sense to say that we would rather, at these rates, be buyers of credit protection than lenders and to try to position ourselves for the snap back, which we think will eventually come. But just like I’ve been wrong on commercial mortgages for the last two years and when it was going to start going south, we’ve been wrong on credit protection. We bought early. But this is the kind of business where I’d rather buy early than buy late.

Gord Nixon, RBC Financial Group – President & CEO

I mean, it’s – the spreads are low – utilization rates are low. I mean, it’s a very competitive environment with respect to credit. As Ed said, I think the positive things is the marketplace at least enables one to do other things with respect to either the disposition or sale of credit. Structured products are becoming increasingly an important component of the market where we’re able to manage our portfolios a little bit more dynamically. That’s one of the things that we’re trying to invest in and focus on is the structured product side, taking advantage of credit derivatives and structured products to generate product and to take advantage of the low spreads to sell that product.

Rick Waugh, Scotiabank Group – President & CEO

I can’t really add anything. They covered it well.

Jamie Keating, RBC Capital Markets – Analyst

Thank you, Rick. Switching over to retail product price discipline, specifically ...

Ed Clark, TD Bank Financial Group – President and CEO

We’ll definitely let Rick start this one.

Rick Waugh, Scotiabank Group – President & CEO

I like coming last ...

Jamie Keating, RBC Capital Markets – Analyst

I’ll take your advice on that, Ed. The domestic retail spreads do appear to be in a fairly dramatic decline, perhaps bottoming. It’s hard to say. Can you give is your views on where these spreads are going to and how the heck you manage around what feels like a real mitigate to what is otherwise great volume growth?

Rick Waugh, Scotiabank Group – President & CEO

Absolutely. The spreads are, from our perspective, not very attractive right now, offset by good volumes. So, net ahead. But spreads in Canada, retail and wholesale — we’ve talked about it – are very, very challenging and therefore, we all have our own individual strategies and ours is to – we’re in the business, we are going to stay in the business. We’ve got to be competitive, but we’ve better start selling a lot of other products to our customers to offset the spread challenge. But cycles do happen and spreads will, I think – where they end up, we’ll see. But we’re in a cycle now where they’re not very good. But that cycle will be turned. When, is the real question.

Gord Nixon, RBC Financial Group – President & CEO

We’re looking forward to that when. We also have a very competitive environment as well, particularly in products like mortgages and deposits, where you’ve got some new entrants that are putting pressure on spreads. And I think we take the view that the margins on those products, while they may improve slightly, particularly if there’s a slight increase in rates, are not going to return in a material fashion. They’re very competitive products that have been commoditized to a degree.

But there are other products out there where there is more pricing power and there are higher margins and we want to continue to leverage our relationships in the lower margin products to take advantage of selling some of the higher margin products: insurance products, credit card products, investment products, etc.. So, you really have to look at the whole mix when you’re managing a business. The fact that we have high volume growth with lower margins in deposit and mortgage products, as an example, if you can translate that into higher margin products – other high margin products – it’s a positive. If you’re just competing on price in those products, it’s tough.

Ed Clark, TD Bank Financial Group – President and CEO

I guess the other thing to add is what happens to general rate environment. I think if you look at the decline in margins, it’s been the combination of increased competition in basically the mortgage market and the general savings account, but compounded by declining spreads on the deposit side as floors ran out. I think we had been hopeful that short-term rates were going to move up and give some relief on that. I think we’re more pessimistic on that so that I think people today would have more of a pessimistic view as to whether or not there isn’t going to be further margin compression working its way through the industry.

Jamie Keating, RBC Capital Markets – Analyst

As a related question that relates to the retail spreads, but this is on the influence it has on the potential for our credit level. How do you line up on the argument whether we’re building ourselves a retail credit disaster down the road? Basel 2 is changing the rules again, less capital perhaps for good markets in retail. Are we getting ahead of ourselves here or is everything just cozy in terms of retail credit going forward?

Gord Nixon, RBC Financial Group – President & CEO

We certainly don’t see any significant issues as we look forward. The consumer, particularly in Canada – I’ll refer to first – the consumer debt to income levels have increased but if you look at the ability to carry debt, the consumer is in very good shape. Disposable incomes are increasing. The economy is in reasonable shape. Debt levels are actually starting to turn around a little and decline. So, when we look at the consumer market going forward – we worry about everything – but if we look at the consumer market going forward in Canada, we don’t see it as an area of particular concern. If you had a very dramatic change in either the economic environment or the rate environment, that would change things. But that’s not something that we’ve forecast.

Ed Clark, TD Bank Financial Group – President and CEO

I agree.

Rick Waugh, Scotiabank Group – President & CEO

I totally agree.

Jamie Keating, RBC Capital Markets – Analyst

Are we unanimous among all three? Thanks.

Another related subject to what we’ve been discussing here and Ed brought up the concept of hedge funds adding liquidity to the corporate loan books and influencing spreads. More broadly, apart from the protection that derivatives provide, what aspects, if any, of the derivative market has you concerned these days? There are pretty smart minds out there that, for a number of years, have been concerned. What’s your level of concern as a risk factor?

Rick Waugh, Scotiabank Group – President & CEO

I’ll go first on that one because it is one I think we probably all share, but I certainly share, but I certainly do. It’s – when genius failed – that book out there is required reading in Scotia Capital. And we’ve all read it, we’ve all gone into it and that and that one just worries you when it is out there. I mean, when the market grows like it has grown and I think it’s a legitimate assets class and what have you, but we just haven’t seen this asset class behave in – at the size it is when market’s turn. And it’s – intellectually, it’s sound, but when genius failed. So, it’s – by – I don’t know how you can quantify it, it’s just out there. But it is a worry.

Gord Nixon, RBC Financial Group – President & CEO

I think we all worry about it because it’s a very complex market. It’s a fast-growing market. It’s one that we spend a lot of time internally as I’m sure the other banks do in terms of compliance and looking at it from a risk perspective. Certainly, the regulators are starting to look at the whole hedge fund market a little bit more carefully and that’s something we would very much encourage going forward is to ensure that there are the right regulatory oversight with respect to that sector of the marketplace because it’s become a huge part of the market. It’s growing a lot more quickly than most other parts of the market.

Ed Clark, TD Bank Financial Group – President and CEO

I think the other thing I can see – all of us sit around and stew about it, but we don’t have that much intelligence to what we could actually do in this stew. But I think the other aspect that I think all of us are trying to work our way through is that there’s been a tremendous transfer of risk from the banking financial institutions to other institutions, whether they’re pension funds or insurance companies or to the individuals via the hedge fund industry. And so, really, we’re offloading our risk and sending it out to the rest of the financial system and to individuals.

And so, I think there are two things that worry me about that that you just sort of want to stay on top of. One, when corrections occur because I’m from – I’m too old to believe that the world will never have a correction again – how does this risk rebound? Does it end up rebounding on us in some way that we haven’t though about, even if we all try to figure out whether it does? And then, secondly, reputational risk because you’re now getting increasingly the retailization of hedge funds. And so, are you, in fact, pushing down the risk where two or three years from now, we’re living in a world today of retroactive view of what’s appropriate behavior is now considered a norm.

And so, in three years from now are people going to look at this and say, well, you guys should have understood that there was this transfer of risk and that the consumer couldn’t understand the risks that they were absorbing and therefore you actually didn’t get to transfer that risk because you were – you should have realized what was going on here. And so, the whole reputational risk around this kind of industry, I think, is something that all of us equally – there’s no differentiation – the banks, as a whole sit and worry about this collectively as opposed to compete on it. But given the transfer at this point on, I think that’s something that we have to be concerned about.

Gord Nixon, RBC Financial Group – President & CEO

I think it reinforces what Ed said, the importance of sound and increased regulatory.

Jamie Keating, RBC Capital Markets – Analyst

Right. Good input. Two other brief questions and we’ll wrap up here. One of them relates specifically to your outlook this year. You’ve all been involved in discussing what’s going to drive the business in the next year. Can you just describe for us what notable changes occurred in the last year that is impacting your objectives and what’s going to be the critical success factor for you this year? I’m going to follow up with my last question as well, which I’ll throw in at the same time – perhaps a one-word answer.

Gord Nixon, RBC Financial Group – President & CEO

Bank mergers?

Jamie Keating, RBC Capital Markets – Analyst

Yes. I want you to just give us your opinion, if you can, assuming we’re not going to see much for the next 1-2 years and correct that statement if that seems to be off base. But what is the likelihood, percentage-wise or otherwise within the next 3-5 years. I think the environment’s improved in terms of the talkability of the subject. We seem to have a Minister of Finance who seems willing to at least address it. Is that an improvement? Can you give us your opinion on what the outlook is in 3-5 years there ...

Rick Waugh, Scotiabank Group – President & CEO

I went first last time.

Gord Nixon, RBC Financial Group – President & CEO

Could I start with bank mergers or do you want the other part of the question first?

Jamie Keating, RBC Capital Markets – Analyst

Your choice.

Gord Nixon, RBC Financial Group – President & CEO

One to 5 years. I stole that one from Rick. I don’t – I mean, with respect to the issue of mergers, I think that we’ve all put forward our views with respect to consolidation of financial services time and time again. It’s all in the public record, the financial committee, the Commons Finance Committee, the Senate Finance Committee and I think we’re in the same sort of wait and see position that we’ve been in for quite some time.

I think that if you were to push me and say, realistically, 1-2 years versus 3-5 years, I would suspect that given the fact we have a minority government in the House currently and everything else going on, that there’s probably a lower probability that something is going to happen with the current administration than there would be, so I’d probably be more inclined to say, being an optimist, I’ll say 3-5 years as opposed to longer than 5 years.

Ed Clark, TD Bank Financial Group – President and CEO

I agree with Gord.

Jamie Keating, RBC Capital Markets – Analyst

Rick, do you have anything to add to that?

Rick Waugh, Scotiabank Group – President & CEO

Well, not, I mean, first of all, none of us know – it’s not in our hands anymore, as Gord has said, we’ve discussed it since about 1996. It’s all out there. I’m just – the finance minister has said he sees this as a priority and he will deal with it. So, we will wait. I think that’s what we have to do, and then, hopefully, good policy will serve us. And we just wait, timing-wise, in the minority government, etc., we just can’t call it. But we all would love some certainty in this issue.

Jamie Keating, RBC Capital Markets – Analyst

And what’s the biggest single notable difference this year relative to last year that’s influencing your objectives for ’05?

Ed Clark, TD Bank Financial Group – President and CEO

I think for us, I mean, obviously, for us Banknorth. But I’d say for these differences that we have a set of strategies. They seem to be working. We like our nice underlying earnings growth. So, is there something that’s going to change in the macro environment that would throw that game off and so are we going to adapt in a way that we haven’t had to – back to Rick’s point. What you worry about in our jobs is what you’re not – what you should be worried about, but you haven’t thought about worrying about it.

Jamie Keating, RBC Capital Markets – Analyst

The yield curve or Canadian dollar or something . . . ?

Ed Clark, TD Bank Financial Group – President and CEO

Something that says all of those things will be working too well right now, so you know that it isn’t going to happen. So, you figure out, well, what is it that’s going to derail that?

Gord Nixon, RBC Financial Group – President & CEO

Most of my formal comments were on our sort of top priorities and what’s different for ’05, so I don’t want to be overly redundant. I think that clearly the restructuring announcement and the client first initiative as we’re calling it that was outlined in September has shifted a lot of the focus of the organization. We’ve restructured the way the businesses are managed. We’ve got a new management group in place. Most of the people on our – group executive who were there a year or two years ago are managing different, have different responsibilities currently. So, quite a bit has changed. And I think the execution of that initiative is clearly our most important priority for ’05 because everything else, including our financial objectives, flows from it.

Rick Waugh, Scotiabank Group – President & CEO

Again, the presentation, I think, works out well. We tried to address a lot of this in our presentation. I guess, my only – one of the things that I’m most disappointed in our planning was we’ve been counting on commercial and corporate borrowing to come and it’s a long time since we’ve seen that number pick up. And I thought it was going to pick up in ’04. We’re not all that optimistic in our planning in ’05, but, boy, it’s got to come some time. And that just bothers me because it’s – we are – that’s a product we’re all in and we haven’t seen it give us any boost.

Jamie Keating, RBC Capital Markets – Analyst

All right. Terrific.

Well, gentlemen, thank you very much for your time, your participation, your input, and your wisdom. I want to congratulate you on a great year and good luck in ’05.

Thank you.